Stone Harbor Investment Funds

31 West 52nd Street, 16th Floor

New York, NY 10019

November 14, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington D.C.  20549-8626

RE:

Stone Harbor Investment Funds (the “Registrant”)

File Nos.

811-22037

333-141345

Dear Sir/Madam,

On behalf of the Registrant, this letter responds to your comments communicated orally to Stone Harbor Investment Funds, on October 6, 2011 with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002.

Set forth below are your comments of October 6, 2011, followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

Financial Statements

Comment:

 Stone Harbor Investment Funds prospectus indicates that the Funds have elected “non-diversified” status under the 140 Act.  However, the Funds’ recent financial statements indicate that they have been operated as “diversified” Funds.  Rule 13A-1 dictates that despite disclosure, if a fund is operating as diversified for a period of three years, fund must get shareholder vote to revert to non-diversified status.

Response:

Stone Harbor Investment Partners LP intends to manage the Stone Harbor Investment Funds – Stone Harbor High Yield Bond Fund in accordance with the safe harbor set forth in Rule 13A-1 of the Investment Company Act of 1940, as amended.

*****

In connection with the Commission’s review of filings made by the Registrant, including the accompany Registrant disclosures in view of compliance with the Sarbanes-Oxley Act of 2002, as described herein, the Registrant hereby acknowledges that:

(i)

The Registrant is responsible for the adequacy and accuracy of the disclosures in its filings;

(ii)

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(iii)

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please feel free to contact the undersigned at (212) 548-1022 should you have any questions.

Sincerely,

/s/ Adam J. Shapiro________

Adam J. Shapiro, Esq.

Secretary, Stone Harbor Investment Funds

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